UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )(1)

FALCONSTOR SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

306137100

(CUSIP Number)

Woodland Partners
68 Wheatley Road
Brookville, New York 11545

With a copy to:

Michael R. Reiner, Esq.
Breslow & Walker, LLP
100 Jericho Quadrangle
Jericho, New York 11753
Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2009

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 for other parties to whom copies are to be sent.

(Continued on following page(s))

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 306137100		13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Woodland Partners
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 849,257 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 849,257 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,257 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 306137100		13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Rubenstein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 841,000 shares
	8	SHARED VOTING POWER 1,706,538 shares
	9	SOLE DISPOSITIVE POWER 841,000 shares
	10	SHARED DISPOSITIVE POWER 1,706,538 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,547,538 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 306137100		13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marilyn Rubenstein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,258 shares
	8	SHARED VOTING POWER 2,546,280 shares
	9	SOLE DISPOSITIVE POWER 1,258 shares
	10	SHARED DISPOSITIVE POWER 2,546,280 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,547,538 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 306137100		13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Woodland Venture Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 436,800 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 436,800 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 436,800 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 306137100		13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seneca Ventures
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 131,323 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 131,323 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,323 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 306137100		13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Woodland Services Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 568,123 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 568,123 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,123 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 306137100		13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brookwood Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS)
WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 187,900 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 187,900 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,900 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1.	Security and Issuer.

                         This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of FalconStor Software, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2 Huntington Quadrangle, Melville, New York 11747.

Item 2.	Identity and Background.

1)	(a)	Woodland Partners, a New York partnership.
	(b)	Address:	68 Wheatley Road
Brookville, New York 11545
	(c)	Principal Business:	Investments

2)	(a)	Barry Rubenstein
	(b)	Address:	68 Wheatley Road
Brookville, New York 11545
	(c)	Principal Business:	Investments
	(f)	Citizenship:	United States

3)	(a)	Marilyn Rubenstein
	(b)	Address:	68 Wheatley Road
Brookville, New York 11545
	(c)	Principal Business:	Investments
	(f)	Citizenship:	United States

4)	(a)	Woodland Venture Fund, a New York limited partnership.
	(b)	Address:	68 Wheatley Road
Brookville, New York 11545
	(c)	Principal Business:	Investments

5)	(a)	Seneca Ventures, a New York limited partnership.
	(b)	Address:	68 Wheatley Road
Brookville, New York 11545
	(c)	Principal Business:	Investments

6)	(a)	Woodland Services Corp., a New York corporation.
	(b)	Address:	68 Wheatley Road
Brookville, New York 11545
	(c)	Principal Business:	Investments

7)	(a)	Brookwood Partners, L.P., a New York limited partnership.
	(b)	Address:	68 Wheatley Road
Brookville, New York 11545
	(c)	Principal Business:	Investments

            No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

            Woodland Partners, Woodland Venture Fund, Seneca Ventures and Brookwood Partners, L.P., acquired the shares of Common Stock of the Issuer with their respective working capital and other funds. Barry Rubenstein and Marilyn Rubenstein acquired the shares of Common Stock of the Issuer with their respective personal funds and other funds.

Item 4.	Purpose of Transaction.

            The shares of Common Stock disclosed herein were acquired for investment purposes. Other than Barry Rubenstein’s capacity as a director of the Issuer, no person described herein has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interests in Securities of the Issuer.

           (a)          The following list sets forth the aggregate number and percentage (based on 44,891,288 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2009), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of November 30, 2009:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned

Woodland Partners	849,257(1)	1.9%

Barry Rubenstein	2,547,538(1),(2),(3),(4),(5),(6),(7),(8)	5.7%

Marilyn Rubenstein	2,547,538(1),(2),(3),(4),(5),(6),(7),(8)	5.7%

Woodland Venture Fund	436,800(6)	1.0%

Seneca Ventures	131,323(7)	0.3%

Woodland Services Corp.	568,123(4),(6),(7)	1.3%

Brookwood Partners, L.P.	187,900(8)	0.4%

(1) Includes 849,257 shares of Common Stock held by Woodland Partners.

(2)          Includes 706,000 shares of Common Stock held individually by Barry Rubenstein, 100,000 shares of Common Stock held in the Barry Rubenstein Rollover IRA Account and 35,000 shares of Common Stock held in the Barry Rubenstein IRA Account. This does not include 5,000 shares of Common Stock issuable upon the exercise of the options granted under the Issuer’s 2006 Incentive Stock Plan and 45,000 shares of Common Stock issuable upon the exercise of options granted under the Issuer’s 2007 Outside Directors Equity Compensation Plan.

(3) Includes 100,000 shares of Common Stock held in a joint account by Barry Rubenstein and Marilyn Rubenstein.
(4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.
(5) Includes 1,258 shares of Common Stock held by Marilyn Rubenstein.
(6) Includes 436,800 shares of Common Stock held by Woodland Venture Fund.
(7) Includes 131,323 shares of Common Stock held by Seneca Ventures.
(8) Includes 187,900 shares of Common Stock held by Brookwood Partners, L.P.

          (b)          Woodland Partners has sole power to vote and to dispose of 849,257 shares of Common Stock, representing approximately 1.9% of the outstanding Common Stock.

                         Barry Rubenstein, by virtue of being a general partner of Woodland Venture Fund, Seneca Ventures, Woodland Partners and Brookwood Partners, L.P., and the husband of Marilyn Rubenstein, may be deemed to have shared power to vote and to dispose of 1,706,538 shares of Common Stock, representing approximately 3.8% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 841,000 shares of Common Stock, representing approximately 1.9% of the outstanding Common Stock.

                         Marilyn Rubenstein has sole power to vote and to dispose of 1,258 shares of Common Stock, representing approximately .003% of the outstanding Common Stock, and by virtue of being an officer of Services and a general partner of Woodland Partners and Brookwood Partners, L.P., may be deemed to have shared power to vote and to dispose of 2,546,280 shares of Common Stock, representing approximately 5.7% of the outstanding Common Stock.

                         Woodland Venture Fund has sole power to vote and to dispose of 436,800 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

                         Seneca Ventures has sole power to vote and to dispose of 131,323 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock.

                         Woodland Services Corp. by virtue of being a general partner of Woodland Venture Fund and Seneca Ventures, may be deemed to have shared power to vote and to dispose of 568,123 shares of Common Stock, representing approximately 1.3% of the outstanding Common Stock.

                         Brookwood Partners, L.P. has sole power to vote and to dispose of 187,900 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

          (c)          The following table sets forth the transactions in the securities of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D which were effected during the prior sixty days from November 30, 2009:

Name of Shareholder	Purchase Date	Purchase Price Per Share	Number of Shares of Common Stock Purchased

Woodland Partners	11/2/09	$3.29	20,091

                         The purchase of the shares of Common Stock of the Issuer described above were purchased pursuant to open market purchases.

          (d)          No person other than the persons described herein is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

                          Joint Filing Agreement by and among Woodland Partners, Woodland Venture Fund, Seneca Ventures, Woodland Services Corp., Brookwood Partners, L.P., Barry Rubenstein and Marilyn Rubenstein, dated December 9, 2009.

SIGNATURE

          After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: December 9, 2009

WOODLAND PARTNERS

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

WOODLAND VENTURE FUND

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

SENECA VENTURES

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

	By:	/s/ Barry Rubenstein

Barry Rubenstein, President

BROOKWOOD PARTNERS, L.P.

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

/s/ Barry Rubenstein

Barry Rubenstein

/s/ Marilyn Rubenstein

Marilyn Rubenstein

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

13D
EXHIBIT A
JOINT FILING AGREEMENT

          The undersigned hereby agrees that the Statement on Schedule 13D with respect to the shares of Common Stock, $0.001 par value per share, of FalconStor Software, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

          This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: December 9, 2009

WOODLAND PARTNERS

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

WOODLAND VENTURE FUND

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

SENECA VENTURES

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

WOODLAND SERVICES CORP.

	By:	/s/ Barry Rubenstein

Barry Rubenstein, President

BROOKWOOD PARTNERS, L.P.

	By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

/s/ Barry Rubenstein

Barry Rubenstein

/s/ Marilyn Rubenstein

Marilyn Rubenstein